Filed by Farmland Partners Inc.
Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: American Farmland Company
Commission File No.: 001-37592
Form S-4 File No.: 333-213925

The following is the text of a letter sent to certain Farmland Partners Inc. stockholders on January 20, 2017.

MERGER PROPOSED — IMMEDIATE ACTION REQUIRED

PLEASE VOTE THE ENCLOSED PROXY CARD TODAY

January 20, 2017

Dear Fellow Stockholder,

According to our latest records, we have not yet received your voting instructions for the Special Meeting of Stockholders of Farmland Partners Inc., to be held on January 31, 2017. Your vote is extremely important no matter how many shares you hold. Please understand that it is critical that we receive your vote so that we may complete the business of the Special Meeting of Stockholders without delay.

For the reasons set forth in the joint proxy statement/prospectus, dated December 22, 2016, our Board of Directors unanimously recommends that you vote “FOR” Proposals 1 and 2.

PROXY ADVISORY FIRMS RECOMMEND VOTING “FOR” ALL PROPOSALS

The leading independent proxy advisory firms advising institutional investors,

Institutional Shareholder Services (“ISS”), Glass Lewis & Co. LLC and Egan-Jones Proxy Services have published their analyses recommending that stockholders vote “FOR” Proposals 1 and 2.

You may use one of the following quick and simple methods to promptly vote your shares:

Vote Online at www.proxyvote.com. Enter the control number on the voting instructions form and follow the prompts.

Vote by Phone at 1-800-454-8683. Please have your control number available.

Vote by Mail by completing, signing and dating the enclosed proxy ballot and returning it in the pre-paid envelope provided in this package.

Please call D.F. King & Co., Inc. toll free at (888) 288-0951 for assistance with voting your shares.

On behalf of your Board of Directors, thank you in advance for your participation in this important vote.

Sincerely,

/s/ PAUL A. PITTMAN

Paul A. Pittman
Chairman and Chief Executive Officer